UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR MAY 10, 2002

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                     -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - March 31, 2001 and 2002
2. Statements  of Income for the period ended March 31, 2001 and 2002
3. Summary Financial Data by Business Segment for the period ended March 31, 2001 and 2002
4. Selected Historical Financial and Other Data - 1Q2001 and 1Q2002
5. Reclassification of Certain Financial Statement Itens

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           March 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                              15,338         20,475

Accounts receivable, net                               11,278         22,697

Revenue-earning vehicles, net                          49,253         59,870

Deferred income and social contribution taxes             206            641

Other                                                   5,830          6,376
                                                      -------        -------
                                                       81,905        110,059
                                                      -------        -------

NONCURRENT ASSETS:

Accounts receivable, net                                    -            737

Revenue-earning vehicles, net                          86,756         91,103

Escrow deposits                                           426            702

Deferred income and social contribution taxes             331            550
                                                       ------         ------
                                                       87,513         93,092
                                                       ------         ------


PROPERTY AND EQUIPMENT, NET                               310            392
                                                      -------        -------

         Total assets                                 169,728        203,543
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           March 31,
                                                     -----------------------
                                                       2001           2002
CURRENT LIABILITIES:                                 --------       --------

Loans and financing                                         -             23

Accounts payable                                        6,709          6,772

Payroll and related charges                               852            696

Income and social contribution taxes                    4,784          5,340

Deferred income and social contribution taxes              38            783

Taxes, other than on income                               444            357

Advances from customers                                   281            510

Other                                                   1,149            942
                                                       ------         ------
                                                       14,257         15,423
                                                       ------         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                                 860          1,953

Deferred income and social contribution taxes              66          1,192

Other                                                     468            141
                                                        -----          -----
                                                        1,394          3,286
                                                        -----          -----
SHAREHOLDERS' EQUITY

Capital stock                                         110,134        121,014

Accumulated earnings                                   43,943         63,820
                                                      -------        -------
                                                      154,077        184,834
                                                      -------        -------

         Total liabilities and shareholders' equity   169,728        203,543
                                                      =======        =======

                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE YEARS ENDED MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Period ended March 31,
                                                   -------------------------
                                                      2001           2002
NET REVENUES:                                       --------        -------


Fleet management                                      27,640         28,663

Used car sales                                        11,278         21,921
                                                      ------         ------
  Total revenues                                      38,918         50,584
                                                      ------         ------


EXPENSES AND COSTS:

Direct operating                                      (6,863)        (8,213)

Cost of used car sales                                (7,512)       (16,880)

Selling, general and administrative                   (2,922)        (4,188)

Depreciation of vehicles                              (7,030)        (8,194)

Other depreciation and amortization                      (30)           (21)
                                                     -------        -------
  Total operating expenses                           (24,357)       (37,496)
                                                     -------        -------

Operating income                                      14,561         13,088
                                                      ------         ------

FINANCIAL EXPENSE, NET                                   289            496

                                                      ------         ------

Income before taxes                                   14,850         13,584


INCOME AND SOCIAL CONTRIBUTION TAXES

   Current                                            (4,603)        (5,340)
   Deferred                                             (439)           728
                                                      ------         ------
                                                      (5,042)        (4,612)

                                                      ------         ------

Net income                                             9,808          8,972
                                                       =====          =====

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE YEARS ENDED March 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                            Period ended March 31,
                                           -------------------------
                                             2001              2002
                                           --------          -------

      NET REVENUES:

      Fleet management                       27,640           28,663

      Used car sales                         11,278           21,921
                                             ------           ------
                                             38,918           50,584
                                             ------           ------

      DEPRECIATION:

      Vehicle                                (7,030)          (8,194)

      Other                                     (30)             (21)
                                             ------           ------
                                             (7,060)          (8,215)
                                             ------           ------

      OPERATING INCOME:

      Fleet management                       12,448           10,518

      Used car sales                          2,995            3,486

      Corporate expenses                       (852)            (895)

      Other depreciation                        (30)             (21)
                                             ------           ------
                                             14,561           13,088
                                             ------           ------


      OPERATING MARGIN:

      Fleet management                         45.0%            36.7%

      Used car sales                           26.6%            15.9%

      Total                                    37.4%            25.9%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )


                                                         1 Q 2001    1 Q 2002
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         27,640      28,663
  Used car sales                                           11,278      21,921
                                                           ------      ------

Total net revenues                                         38,918      50,584
                                                           ------      ------
Direct operating costs and expenses:

  Fleet management                                         (6,863)     (8,213)
  Cost of used car sales                                   (7,512)    (16,880)
                                                           ------     -------
Total direct operating costs and expenses                 (14,375)    (25,093)
                                                           ------     -------

Gross profit                                               24,543      25,491

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                       (1,299)     (1,738)
    Used car sales                                           (771)     (1,555)
                                                           ------      ------
      Total adverstising, promotion and selling            (2,070)     (3,293)

  General and administrative expenses                        (833)       (886)

  Other                                                       (19)         (9)
                                                            -----       -----
Total selling, general, administrative and other expenses  (2,922)     (4,188)
                                                            -----       -----
Depreciation expenses:

   Vehicle depreciation expenses                           (7,030)     (8,194)

   Non-Vehicle depreciation and amortization expenses         (30)        (21)
                                                           ------      ------
Total depreciation expenses                                (7,060)     (8,215)
                                                           ------      ------

Operating income                                           14,561      13,088

Financial Interest:
   Expense                                                   (134)       (262)
   Income                                                     440         787
   Tax on financial revenues                                  (17)        (29)
                                                            -----       -----
      Financial interest income, net                          289         496
                                                            -----       -----

Income before taxes                                        14,850      13,584

Income and social contribution taxes                       (5,042)     (4,612)
                                                           ------      ------
Net income                                                  9,808       8,972
                                                            =====       =====

STATEMENT OF OPERATIONS DATA                             1 Q 2001    1 Q 2002
                                                         --------    --------
OTHER DATA :

EBITDA                                                     21,621      21,303

Vehicle Depreciation Expenses                              (7,030)     (8,194)
                                                           ------      ------
Adjusted EBITDA                                            14,591      13,109
                                                           ======      ======

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )


STATEMENT OF OPERATIONS DATA                           1 Q 2001      1 Q 2002
                                                       --------      --------

Fleet at end of period                                   10,959        11,286

Average Operating Fleet Age (months)                       14.7          17.5

Number of Rental Days                                   921,090       977,130

Utilization Rates                                        97.43%        99.54%

Numbers of Cars Purchased                                   836           466

Average Purchase Price                                    17.82         27.36

Total Investment in Fleet                              14,897.0      12,751.8

Numbers of Cars Sold                                        715         1,472

Average Car Price                                         15.28         14.40

Depreciation per car                                   2,677.08      3,005.04

Average Annual Revenue per Owned
 Car in Operation.....(R$)                            10,482.48     10,242.60

Average Rental Revenue per Rental
 Car per Day.....(R$)                                     29.89         28.58